

September 7, 2011

Via E-mail
Georges Benarroch
President, Chief Executive Officer and
Acting Chief Financial Officer
Kyto Biopharma, Inc.
B1-114 Belmont Street
Toronto, Ontario, Canada M5R 1P8

Re: **Kyto Biopharma, Inc.**
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 000-50390

Dear Mr. Benarroch:

We have reviewed your August 26, 2011 response to our August 12, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Research and Development Programs, page 4

1. We note your response to our prior comment explaining that Medarex, Inc was acquired by Bristol-Myers Squibb in 2009. If you are currently conducting these development activities with Medarex as a subsidiary of Bristol Myers or with Bristol Myers as successor to your agreement with Medarex, please amend your 10-K to disclose the material terms of any material agreements, including but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Also, please file any material agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, if you are not currently engaged in any material development programs with either Medarex or Bristol Myers please advise us as to how the program with Medarex ended.

Patents, page 5

2. We note your response to our prior comment 2. However, you did not fully respond to our prior comment. Please expand the proposed disclosure to state whether you own or license each of your material patents. For the patents that you license, please identify from whom you license each patent. Also, for your material patent applications, please describe the project covered by such patent application and the jurisdiction in which you have applied for patent protection. Provide this expanded disclosure in an amendment to your 10-K.

Plan of Operation, page 11

3. We note your response to our prior comment 3 and are reissuing the comment. Please note that a confidentiality clause does not allow you to avoid filing a material exhibit. Please amend your 10-K to file the agreement. You may request confidential treatment for limited portions of the exhibit to the extent these portions are not material to investors and may also pose a risk of competitive harm to the registrant. Please refer to Staff Legal Bulletin 1A (Confidential Treatment Requests with Addendum) dated July 11, 2001. This bulletin explains how to prepare and file a redacted exhibit and related application for confidential treatment.

Identity of Directors and Executive Officers, page 19

4. We note your response to our prior comment 4. However, Item 401(e) of Regulation S-K requires that you disclose the specific experience, qualifications, attributes, or skills that led to the conclusion that each of your directors should serve as a director. Simply providing the each director's work experience does not address the requirement. Please amend your 10-K to explicitly identify the specific work experience, skills, attributes or qualities for each director that led to the conclusion that each should serve as a director.

Please contact Johnny Gharib, Attorney Advisor, at (202) 551-3170 or me at (202) 551-3715 if you have any questions regarding the comments.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director